UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CIDARA THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

171757107
(CUSIP Number)

September 3, 2019
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d–1(b) ☒ Rule 13d–1(c) ☐ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mundipharma AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,781,408 shares of Common Stock

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
4,781,408 shares of Common Stock

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,408 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

__________

* This calculation is rounded to the nearest tenth and is based upon (i) 26,767,989 shares of Common Stock (as defined below), as disclosed in the Issuer’s (as defined below) Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2019, plus (ii) 4,781,408 shares of Common Stock issued by the Issuer to the Reporting Person (as defined below) pursuant to that certain Stock Purchase Agreement, dated September 3, 2019, by and between the Issuer and the Reporting Person (the “Stock Purchase Agreement”).

CUSIP No. 171757107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Cidara Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive office address is 6310 Nancy Ridge Dr., Suite 101, San Diego, California 92121.

Item 2(a).	Name of Person Filing.

Mundipharma AG (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The Reporting Person’s principal business office address is St. Alban-Rheinweg 74, Basel 4020, Switzerland.

Item 2(c).	Citizenship.

Switzerland

Item 2(d).	Title of Class of Securities.

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

171757107
 Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________

Not applicable.

CUSIP No. 171757107	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:

4,781,408 shares of Common Stock

(b)	Percent of class:

15.2%*

* This calculation is rounded to the nearest tenth and is based upon (i) 26,767,989 shares of Common Stock, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 8, 2019, plus (ii) 4,781,408 shares of Common Stock issued by the Issuer to the Reporting Person pursuant to the Stock Purchase Agreement.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

4,781,408 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

4,781,408 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 171757107	13G	Page 5 of 5 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

MUNDIPHARMA AG

By: /s/ Frank Vellucci Name: Frank Vellucci Title: Attorney-in-Fact

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Power of Attorney, dated as of September 6, 2019, granted by Mundipharma AG in favor of Bryan Lea, Neil Jasani and Frank Vellucci.